

August 30, 2011

VIA US MAIL AND FAX (949) 282-5889

Mr. Devasis Ghose
Chief Financial Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

      Re: **Skilled Healthcare Group, Inc.**
              Form 10-K for the fiscal year ended December 31, 2010
              Filed February 14, 2011
              Form 10-Q for the quarterly period ended June 30, 2011
              Filed August 1, 2011
              File No. 001-33459

Dear Mr. Ghose:

      We have reviewed your response letter dated July 29, 2011 and your filings and have the following comments. As noted in our letter dated March 15, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Industry Trends, page 22

1. We note your statement that assuming other factors remain constant, the CMS' reduced reimbursement rates and other changes effective for its fiscal year 2012 will have a significant and adverse effect on your financial condition and results of operations when compared to the periods in CMS' fiscal year 2011. We also note the statement in your Form 8-K filed August 2, 2011 that after consideration of CMS' reduction to Medicare reimbursement rates, "the Company believes it is well positioned for the future with its conservative management model and diverse operations." Please clarify the inconsistencies in your statements and explain in greater detail how your conservative management model and diverse operations can help you overcome the significant and

Mr. Devasis Ghose
Skilled Healthcare Group, Inc.
August 30, 2011
Page 2

adverse effect of the CMS's Medicare rate reduction on your financial condition and results of operations.

2. Additionally, we note that the price of your stock significantly declined following the announcement of the CMS's Medicare rate reductions which led you to terminate exploration of strategic alternatives, including a potential sale of the Company's real estate assets or the whole.   Addressing any change in the fair value of your stock as viewed by market participants and factors that could impact the valuation of your reporting units under the income approach, such as the CMS's 11.1% Medicare rate reduction, any estimates from the Centers of Medicare and Medicaid Services and the Congressional Budget Office on health expenditure as a result of the 2010 Patient Protection and Affordable Care Act, the recent debt ceiling legislation that could trigger a 2% Medicare cut to health providers in the event of an impasse, and budget constraints of cash-strapped states, tell us whether you performed an interim goodwill impairment test and what the results were.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director